Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING AND DATE OF

PUBLICATION OF FOURTH QUARTER AND

FISCAL YEAR 2022 UNAUDITED FINANCIAL RESULTS

ANNOUNCEMENT

Our board of directors will hold a board meeting on Thursday, March 2, 2023 (Hong Kong Time) for the purposes of, among other things, approving our unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022 (the “Results”) and announcement for the Results. We will announce our Results at or around 6:00 p.m. on Thursday, March 2, 2023 (Hong Kong Time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Our management will host an earnings conference call at 8:00 p.m. on Thursday, March 2, 2023 (Hong Kong Time) to discuss our Results and answer questions. Details of the conference call are as follows:

Event Title:	Bilibili Inc. Fourth Quarter and Fiscal Year 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI22821643c86e4b4d9e82bc0440762b86

All participants must use the link provided above to complete an online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, February 14, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.